SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         ---------------

                           FORM 11-K/A
                        (Amendment No. 1)

                         ---------------

                          ANNUAL REPORT

                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

           For the Fiscal Year Ended December 31, 1999

                  Commission File Number 1-6446

                         ---------------

                        K N Energy, Inc.
                 Profit Sharing and Savings Plan

                       Kinder Morgan, Inc.
                  500 Dallas Street, Suite 1000
                      Houston, Texas, 77002

 K N Energy, Inc.
 Profit Sharing and Savings Plan
 Financial Statements and Additional Information
 December 31, 1999 and 1998

K N Energy, Inc. Profit Sharing and Savings Plan
Index to Financial Statements and Additional Information
-----------------------------------------------------------------


                                                              Pages

Reports of Independent Accountants                             1 - 2

Financial Statements:

 Statements of Net Assets Available for Benefits as of
   December 31, 1999 and 1998                                      3

 Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 1999                            4

 Notes to Financial Statements                                5 - 10

Additional Information*:

 Schedule of Assets Held for Investment Purposes - Schedule
   H, Item 4(i) as of December 31, 1999                           11

 Schedule of Reportable Transactions - Schedule H, Item
   4(j) for the year ended December 31, 1999                      12


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
Disclosure under ERISA have been omitted because they are not applicable.

                Report of Independent Accountants



To the Participants and Administrator of the K N Energy, Inc. Profit Sharing and Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999 present fairly, in all material respects, the net assets available for benefits of the K N Energy, Inc. Profit Sharing and Savings Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PricewaterhouseCoopers LLP
June 28, 2000
Denver, Colorado

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Plan Administrator,
      K N Energy, Inc. Profit
      Sharing and Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the K N ENERGY, INC. PROFIT SHARING AND SAVINGS PLAN (the "Plan"), as of December 31, 1998. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by nanagement, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, in conformity with accounting principles generally accepted in the United States.

           /s/ARTHUR ANDERSEN LLP

Denver, Colorado,
 April 23, 1999.

K N Energy, Inc. Profit Sharing and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
-----------------------------------------------------------------

                                                          1999           1998
Assets
Cash                                                 $       75,625  $          --
                                                     --------------  -------------

Investments, at fair value (Note 3):
   Kinder Morgan, Inc. (formerly K N Energy, Inc.)       58,342,856     60,903,758
      common stock
   Registered investment companies                      265,235,398    178,518,517
   Money market funds                                    75,041,768     51,487,203
   Participant loans                                      4,509,229      4,769,204
                                                     --------------  -------------

Total investments                                       403,129,251    295,678,682
                                                     --------------  -------------

Net assets available for benefits                    $  403,204,876  $ 295,678,682
                                                     ==============  =============



 The accompanying notes are an integral part of these financial statements.

K N Energy, Inc. Profit Sharing and Savings Plan
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 1999
---------------------------------------------------------------


Additions To Net Assets Attributed To:
Investment income:
   Net appreciation in fair value of investments (Note 3)  $  33,776,618
   Interest income                                             4,746,956
   Dividend income                                            24,436,739
                                                           -------------

                                                              62,960,313

Participant contributions                                      8,609,067
Transfers from the MRA Plan (Note 1)                          96,631,250
Other                                                            270,710
                                                           -------------

Total additions                                              168,471,340
                                                           -------------

Deductions From Net Assets Attributed To:
Benefits paid to participants                                (60,933,819)
Administration fees                                              (11,218)
Refund of excess contributions                                      (109)
                                                           -------------

Total deductions                                             (60,945,146)
                                                           -------------

Net increase                                                 107,526,194

Net assets available for benefits:
   Beginning of year                                         295,678,682
                                                           -------------

   End of year                                             $ 403,204,876
                                                           =============
The accompanying notes are an integral part of these financial statements.

K N Energy, Inc. Profit Sharing and Savings Plan
      Notes to Financial Statements and Schedules
---------------------------------------------------------------

1.   Description of the Plan

  General
  The Employees Retirement Fund Trust Profit Sharing Plan (the "Profit Sharing Plan") of K N Energy, Inc. was established in 1945 for the benefit of eligible employees (as defined in the Profit Sharing Plan indenture). Effective with K N Energy, Inc.'s acquisition of Kinder Morgan (Delaware), Inc., formerly Kinder Morgan, Inc., a Delaware corporation, K N Energy, Inc. changed its name to Kinder Morgan, Inc. (the "Company"). The Profit Sharing Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  The Profit Sharing Plan is the surviving plan of a merger, effective July 1, 1994, of the 401(k) Retirement Savings Plan and Trust (the "401(k) Plan") and the Profit Sharing Plan.
  The surviving Profit Sharing Plan was amended and restated, including the name change to the K N Energy, Inc. Energy, Inc. Profit Sharing and Savings Plan (the "Plan").

  In connection with the acquisition of MidCon Corp. by the Company, the MidCon Corp. Savings Plan (the "MSA Plan") was merged into the Plan effective May 1, 1998. All assets in the MSA Plan, which totaled approximately $138 million, were liquidated and invested in the Plan pursuant to the participants' directions. All MidCon employees whose employment terminated as a result of the MidCon acquisition became 100 percent vested in their account balances due to a partial termination of the MSA Plan.

  In connection with the acquisition of MidCon Corp. by the Company, the MidCon Retirement Account Plan (the "MRA Plan") was merged into the Plan effective January 1, 1999. All assets in the MRA Plan, which totaled approximately $96 million, were liquidated and invested in the Plan pursuant to the participants' direction. All MidCon employees whose employment terminated as a result of the MidCon acquisition became 100 percent vested in their account balances due to a partial termination of the MRA Plan.

  Benefits under the Plan are not guaranteed by the Pension
  Benefit Guaranty Corporation. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

  Contributions
  Participants may elect to make pretax contributions totaling from 1 percent to 15 percent of their annual compensation, limited by requirements of the Internal Revenue Code ("IRC"). Participants may discontinue their election to contribute at any time.

  For each Plan year, the Company contributes to the Plan a maximum of 10 percent of the total compensation (excluding bonuses) paid to eligible employees during that year, based on the Company's attainment of financial targets set by the Company's Board of Directors for that fiscal year. The 1999 and 1998 contributions were based on eligible net income. The total Company contribution was $0 in 1999 and 1998.

  Beginning with the Company contribution in 1990, 50 percent of each participant's portion of the annual Company contribution must be designated to the fund consisting of the Company's common stock, (the "Kinder Morgan, Inc. Common Stock Fund"). Participants are not allowed to transfer their employer contribution portion of their investments in Company common stock until age 55. The participants can invest the remaining 50 percent in other investment elections.

  Under IRS regulation, annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25 percent of eligible compensation or $30,000 for each employee. Annual additions are defined as employer contributions and employee contributions.

  Benefits/Vesting
  Obligations for distributions to participants who terminated from the Plan prior to December 31, 1999 and

  1998 but were not paid until subsequent to year end were $0 and $99,192 at December 31, 1999 and 1998, respectively.

  Participants are fully and immediately vested in their elective deferral contributions and rollover contributions. Employees hired after January 1, 1995 are subject to a four-year vesting provision (25 percent per year of service) for Company contributions. Contributions may be withdrawn, with the approval of the Advisory Committee, in the event of unusual expenses connected with illness or disability, that the money is necessary for children's college expenses, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant's account will be distributed in the event of termination of employment, death, or termination of the Plan. If a participant's account is less than $3,500, a lump-sum distribution will generally be made. If a participant's account is greater than $3,500, the participant's distribution options are: lump-sum distribution, monthly or yearly installments, or purchase of an annuity. Retirees may continue to leave their account in the Plan.

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

  Participants may borrow, from the vested portion of their fund accounts, a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested deferral account balance. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

  Forfeitures
  Forfeitures of non-vested employer contributions remain in the plan and earn interest income. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company profit sharing contributions. During 1999, $102,702 of employer contributions was forfeited by terminating employees before those amounts became vested. At December 31, 1999, the remaining forfeiture balance was $443,360.

2.   Significant Accounting Policies

  Basis of Accounting
  The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

  Investment Valuation and Income Recognition
  Investments are accounted for at fair market values. Participant loans are valued at cost, which approximates fair market value. Unrealized appreciation (depreciation) is the difference between the fair value at the end of the current year and the cost of the investment, if acquired during the Plan year, or the fair value at the beginning of the Plan year. The accompanying supplemental schedule of assets held for investment purposes reflects cost basis determined utilizing an original cost approach as required by ERISA.

  Purchases and sales of the funds are reflected on a trade date basis. Gain or loss on sale of units is based on average cost.

  The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of investments which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on those investments.

  Other
  The Company's annual contribution is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to year end.

  The Company provides certain administrative and accounting services to the Plan at no cost and also pays the cost of certain outside services provided to the Plan. Such outside services paid by the Company were approximately $29,000 and $94,000 for 1999 and 1998, respectively.

  Payment of Benefits
  Benefits are recorded when paid.

3.   Investments

   Participants may designate their allocated portion of the contribution, in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan.

   The investment programs of the Plan and the number of participants in each program at December 31, 1999 and 1998 are briefly described as follows:

      Kinder Morgan, Inc. Common Stock Fund - This program consists of shares of the Company's common stock. At
      December 31, 1999, 2,441 participants held 2,890,049 shares with a cost of $51,877,351 and a market value of $58,342,856. At December 31, 1998, 2,493 participants held 2,511,495 shares with a cost of $27,698,020 and a market value of $60,903,758.

      Putnam Voyager Fund - This program consists of investments in common stocks of small companies and is managed by Putnam Investment Management, Inc. At
      December 31, 1999, 2,403 participants held 3,128,151 shares with a cost of $78,345,422 and a market value of $98,849,582. At December 31, 1998, 2,576 participants held 3,010,130 shares with a cost of $53,122,542 and a market value of $65,982,049.

      Putnam New Opportunities Fund - This program consists of investments in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth. At December 31, 1999, 792 participants held 221,541 shares with a cost of $15,872,604 and a market value of $20,472,631. At December 31, 1998, 583 participants held 85,079 shares with a cost of $4,242,746 and a market value of $4,971,186.

      Putnam Asset Allocation Growth Portfolio - This program uses a strategic allocation percentage between equity securities and fixes income securities. At December 31, 1999, 1,101 participants held 2,089,795 shares with a cost of $29,980,553 and a market value of $31,952,964. At December 31, 1998,
      667 participants held 622,634 shares with a cost of $8,227,554 and a market value of $8,486,500.

      Putnam Asset Allocation Balanced Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 1999, 885 participants held 1,884,309 shares with a cost of $23,040,260 and a market value of $24,439,486. At December 31, 1998,
      646 participants held 893,166 shares with a cost of $10,598,121 and a market value of $10,726,925.

      Putnam Asset Allocation Conservative Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 1999,

      414 participants held 569,002 shares with a cost of $5,924,888 and a market value of $6,008,662. At
      December 31, 1998, 69 participants held 77,229 shares with a cost of $784,271 and a market value of $801,637.

      Putnam Fund for Growth and Income - This program seeks capital growth and current income by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both. At December 31, 1999, 2,053 participants held
      2,558,815 shares with a cost of $50,693,160 and a market value of $48,028,955. At December 31, 1998,
      2,419 participants held 3,056,327 shares with a cost of $59,348,919 and a market value of $62,624,146.


      Putnam Income Fund - This program invests primarily in corporate bonds from credit-worthy companies. At
      December 31, 1999, 670 participants held 997,985 shares with a cost of $6,503,528 and a market value of $6,367,143. At December 31, 1998, 726 participants held 1,129,527 shares with a cost of $7,746,353 and a market value of $7,816,328.

      Putnam International Growth Fund - This program seeks capital appreciation by investing in a diversified portfolio of stocks of companies located outside the United States. At December 31, 1999, 1,296 participants held 997,374 shares with a cost of $22,374,675 and a market value of $29,115,976. At
      December 31, 1998, 1,309 participants held 889,742 shares with a cost of $14,517,963 and a market value of $17,109,746.

      Putnam Money Market Fund - This program invests primarily in money market investments. At December
      31, 1999, 2,352 participants held 75,041,768 shares
      with a cost of $75,041,767 and a market value of $75,041,768. At December 31, 1998, 2,283 participants held 51,487,203 shares with a cost and a market value of $51,487,203.

  Prior to January 1, 1987, participants had the option of purchasing life insurance through the Plan. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value ("CSV") of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund.

  The value of life insurance in force is not recorded in these financial statements.

  The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets:


                                                       December 31,
                                              ------------------------------
                                                   1999               1998
Kinder Morgan, Inc. Common Stock Fund         $   58,342,856    $   60,903,758
Putnam Asset Allocation Growth Portfolio          31,952,964                --
Putnam Asset Allocation Balanced Portfolio        24,439,486                --
Putnam International Growth Fund                  29,115,976        17,109,746
Putnam Fund for Growth and Income                 48,028,955        62,624,146
Putnam New Opportunities Fund                     20,472,631                --
Putnam Voyager Fund                               98,849,582        65,982,049
Putnam Money Market Fund                          75,041,768        51,487,203


During 1999, the Plan's investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

     Kinder Morgan, Inc. Common Stock Fund              $  (9,201,027)
     Putnam Asset Allocation Growth Portfolio               3,258,555
     Putnam Asset Allocation Balanced Portfolio             1,702,155
     Putnam Asset Allocation Conservation Portfolio            43,041
     Putnam International Growth Fund                       9,535,409
     Putnam Fund for Growth and Income                     (4,003,632)
     Putnam Income Fund                                      (603,868)
     Putnam New Opportunities Fund                          5,696,759
     Putnam Voyager Fund                                   27,349,226
                                                        -------------

                                                        $  33,776,618
                                                        =============

4.   Nonparticipant - Directed Investments

  Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in Kinder Morgan, Inc.
  common stock of $58,342,856 and $60,903,758 at December 31, 1999 and 1998 respectively, is as follows:

                                         Year ended
                                     December 31, 1999
                                     -----------------

     Changes in Net Assets:
        Dividends                      $   1,745,007
        Net depreciation                  (9,201,027)
        Contributions                      1,191,591
        Benefits paid                     (4,254,912)
        Interfund transfers                7,862,006
        Other, net                            96,433
                                       -------------

                                       $  (2,560,902)
                                       =============



5.   Tax Status

  The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Services on August 23, 1996. The Plan has been amended since receiving this determination; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates.

  Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.


6.   Party-in-Interest Transactions

  Certain Plan investments are shares of Kinder Morgan, Inc. common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Putnam
  Investments, Inc.   Putnam Fiduciary Trust Company (the Trustee
  of the Plan) is a subsidiary of Putnam Investments, Inc. and, therefore, these transactions qualify as party-in-interest.


7.   Risks and Uncertainties

  The Plan provides for various investment options in mutual funds, money market funds and Company common stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts shown in the Statements of Net Assets Available for Benefits.


8.   New Accounting Pronouncement

   In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3 ("SOP 99-3"), Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. SOP 99-3 eliminates certain disclosure requirements for defined contribution investments. SOP 99-3 is effective for plan years ending after December 15, 1999. Accordingly, the Company has adopted SOP 99-3 and these financial statements reflect changes herein. Certain prior period amounts have been reclassified to conform with the current year presentation.

K N Energy, Inc. Profit Sharing and Savings Plan
Schedule of Assets Held for Investment Purposes - Schedule H,
Item 4i
as of December 31, 1999
-------------------------------------------------------------



                                                                                         Number of
                                                                                         Shares or
      Issue, Borrower, Lessor or Similar Party  Description of Investment                  Units        Cost*      Current Value

     **Kinder Morgan, Inc. Common Stock Fund    Company Common Stock                      2,890,049  $ 51,877,851  $ 58,342,856
     **Putnam Investments:
        Putnam Voyager Fund                     Registered Investment Company             3,128,151    78,345,422    98,849,582
        Putnam New Opportunities Fund           Registered Investment Company               221,541    15,872,604    20,472,631
        Putnam Asset Allocation Growth
          Portfolio                             Registered Investment Company             2,089,795    29,980,553    31,952,964
        Putnam Asset Allocation Balanced
          Portfolio                             Registered Investment Company             1,884,309    23,040,260    24,439,486
        Putnam Asset Allocation Conservative
          Portfolio                             Registered Investment Company               569,002     5,924,888     6,008,662
        Putnam Fund for Growth and Income       Registered Investment Company             2,558,815    50,693,160    48,028,955
        Putnam Income Fund                      Registered Investment Company               997,985     6,503,528     6,367,142
        Putnam International Growth Fund        Registered Investment Company               997,374    22,374,675    29,115,976
        Putnam Money Market Fund                Money Market Fund                        75,041,768    75,041,767    75,041,768

     Participant Loans                          Loans, ranging 0 - 5 years maturity
                                                   with interest rates ranging from
                                                   5.0% to 10.36%                                       4,509,229     4,509,229
                                                                                                     ------------  ------------

                                                                Total investments                    $364,163,937  $403,129,251
                                                                                                     ============  ============

*   Determined using original historical cost
**  Party-in-Interest (Note 6)

K N Energy, Inc. Profit Sharing and Savings Plan
Schedule of Reportable Transactions - Schedule H, Item 4j
for the year ended December 31, 1999
-----------------------------------------------------------------

     Identity                                                                                      Current
     of Party                                              * Purchase     * Selling    Cost of     Value of     Net Gain
     Involved          Description of Transaction            Price          Price       Asset       Asset       (Loss)

        **    Putnam Asset Allocation Growth Portfolio     $36,277,096           --  $36,277,096  $36,277,096          --

        **    Putnam Asset Allocation Growth Portfolio              --  $47,385,362   45,840,277   47,385,362  $1,545,085

        **    Putnam Asset Allocation Balanced Portfolio    27,272,038           --   27,272,038   27,272,038          --

        **    Putnam Asset Allocation Balanced Portfolio            --   35,199,128   34,767,398   35,199,128     431,730

        **    Putnam International Growth Fund              26,987,822           --   26,987,822   26,987,822          --

        **    Putnam International Growth Fund                      --   24,516,977   19,131,091   24,516,977   5,385,885

        **    Putnam Fund for Growth and Income             65,098,224           --   65,098,224   65,098,224          --

        **    Putnam Fund for Growth and Income                     --   75,689,722   73,753,932   75,689,722   1,935,791

        **    Putnam Income Fund                             8,571,895           --    8,571,895    8,571,895          --

        **    Putnam Income Fund                                    --   16,488,639   16,886,148   16,488,639    (397,509)

        **    Putnam New Opportunities Fund                 28,269,865           --   28,269,865   28,269,865          --

        **    Putnam New Opportunities Fund                         --   18,465,118   16,639,964   18,465,118   1,825,154

        **    Putnam Voyager Fund                           93,200,426           --   93,200,426   93,200,426          --

        **    Putnam Voyager Fund                                   --   87,682,059   67,977,501   87,682,059  19,704,558

        **    Kinder Morgan, Inc. Common Stock Fund         17,804,123           --   17,804,123   17,804,123          --

        **    Kinder Morgan, Inc. Common Stock Fund                 --   11,172,821   10,240,325   11,172,821      932,496

        **    Putnam Money Market Fund                      30,024,251           --   30,024,251   30,024,251          --

        **    Putnam Money Market Fund                              --   45,053,478   45,053,478   45,053,478          --


*Represents a transaction or a series of transactions in securities of the same issue in excess of 5 percent of the plan's market value as of December 31, 1998.
**Putnam Investments, Inc. - Party-in-Interest (Note 6)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                K N ENERGY, INC.
                                PROFIT SHARING AND SAVINGS PLAN


                     By:        /s/JOSEPH LISTENGART
                                ----------------------------------

                   Name:        Joseph Listengart
                                ----------------------------------

                  Title:        Vice President and General Counsel
                                ----------------------------------

                   Date:        July 11, 2000
                                ----------------------------------

                        EXHIBIT INDEX




         Exhibit Number    Description
         --------------    -----------
              23.1         Consent dated July 11, 2000
              23.2         Consent dated July 11, 2000